SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2004
Commission File Number 0-28800
Durban Roodepoort Deep, Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2004, incorporated by reference herein:
Exhibits
99.1
Release dated November 19, 2004, entitled "Acquisition facility and issue of shares for cash"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP, LIMITED
(Registrant)
Date: : November 19, 2004                                               By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRDGOLD")
ACQUISITION FACILITY AND ISSUE OF SHARES FOR CASH
1.
ACQUISITION FACILITY
QuestCo is authorised to announce that DRDGOLD has reached agreement with the Investec Group ("Investec") for the provision of a US$50 million three-year loan facility ("the acquisition facility"). The acquisition facility is to be utilised specifically for acquisitions in the furtherance of DRDGOLD's growth strategy and is secured by DRDGOLD's international investments.

An amount of US$7 million of the acquisition facility has been utilised by DRDGOLD to follow its rights in the Emperor Mines Limited ("Emperor") rights issue. The rights offer was over-subscribed and DRDGOLD's shareholding in Emperor remains at 45.3%.

2.
ISSUE OF SHARES FOR CASH
On 24 June 2004 and 15 September 2004, respectively, DRDGOLD entered into two separate loan agreements with Investec ("the agreements"), in terms of which Investec provided to DRDGOLD loan facilities of, in aggregate, R200 million ("the facilities").

The agreements provide that Investec may call for the repayment of any drawn down portion of the facilities and that DRDGOLD may elect to repay the facilities either in cash or through an issue of new DRDGOLD shares or a combination thereof.

In the current financial year, DRDGOLD has drawn down R160 million. DRDGOLD has settled this drawn down portion of the facility through the issue of 13 387 981 new shares under its general authority to issue shares for cash ("the new shares"), which general authority was granted to the directors of DRDGOLD at the company's annual general meeting held on Friday, 28 November 2003.

The new shares were issued at an average price of R12.04 cents per new share, which represents an average discount of 3.7% to the 30-day trade-weighted average price per DRDGOLD share calculated from the date of issue of the new shares in respect of each of the tranches.

Funds advanced under the agreements have also been utilised to settle the outstanding hedge under the "gold for electricity" contract with Eskom, to fund retrenchment packages for workers retrenched at Blyvooruitzicht and for general working capital purposes.
3.
PRO FORMA FINANCIAL EFFECTS
The pro forma financial effects set out below have been prepared to assist shareholders to assess the impact of the issues of the new shares ("the issues") on the earnings, headline earnings, net asset value and tangible net asset value per DRDGOLD share. The material assumptions are set out in the notes following the table. These pro forma financial effects have been disclosed in terms of the Listings Requirements of the JSE Securities Exchange South Africa and do not constitute a representation of the future financial position of DRDGOLD.
Before the
issues
(cents)
After the
issues
(cents)
Change
(%)
Earnings per share
(331) (1)          (309) (2) 6.6%
Headline earnings per share
(328) (1)          (306) (2) 6.7%
Net asset value per share
244 (3) 298 (4) 22.1%
Tangible net asset value
per share
244 (3) 298 (4) 22.1%
Notes:
1.
The earnings and headline earnings per share, as set out in the "Before the issues" column of the table are based on the audited financial results of DRDGOLD for the twelve months ended 30 June 2004 and 216 509 843 weighted average number of shares in issue.
2.
The earnings per share and headline earnings per share, as set out in the "After the issues" column of the table, are based on 229 897 824 weighted average number of shares in issue and the assumptions that:
·
the issues were effective on 1 July 2003;
·
the new shares were issued at a price of R12.04 per new share;
·
interest was earned on the cash raised at a rate of 6.25%; and
·
tax on the interest was charged at 30%.
3.
The net asset value per share and tangible net asset value per share as set out in the "Before the issues" column of the table are based on the audited balance sheet of DRDGOLD at 30 June 2004 and 233 307 667 shares in issue.

4.
The net asset value per share and tangible net asset value per share as set out in the "After the issues" column of the table are based on a total of 246 695 648 shares in issue and the assumption that the new shares were issued on 30 June 2004 at an issue price of R12.04 per new share.
The pro forma financial effects have been prepared according to South African Statements of Generally Accepted Accounting Practice and have not been audited.
The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the US Securities Exchange Commission.
Johannesburg
15 November 2004
Financial adviser
QuestCo (Pty) Ltd
(Registration number 2002/005616/07)
Sponsor
Standard Bank